EXHIBIT 99.1

INFORMATION AS EXPECTED TO BE INCLUDED IN

2006 PROXY STATEMENT OF

UNITED STATES CELLULAR CORPORATION (“U.S. CELLULAR”)
AS INCORPORATED INTO U.S. CELLULAR

ANNUAL REPORT ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 2005

EXPLANATORY NOTE

The following represents information as expected to be included in the proxy statement of U.S. Cellular for the 2006 annual meeting of shareholders, although some of the information may be updated prior to the filing of the proxy statement. Because such proxy statement has not yet been filed with the Securities and Exchange Commission (“SEC”), such information is being filed as an Exhibit to U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference into Part III, Items 10 through 14 thereof. The following includes certain references to U.S. Cellular’s parent company, Telephone and Data Systems, Inc. (“TDS”). U.S. Cellular Common Shares are listed on the American Stock Exchange under the symbol “USM.”

ELECTION OF DIRECTORS

Class I Directors—Terms Scheduled to Expire in 2009

The following persons are current Class I directors whose terms expire at the 2006 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Harry J. Harczak, Jr.	49	Director of U.S. Cellular and Executive Vice President of CDW Corporation	2003

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
LeRoy T. Carlson	90	Director of U.S. Cellular and Chairman Emeritus of TDS	1987
John E. Rooney	64	President and Chief Executive Officer of U.S. Cellular	2000

Background of Class I Directors

Harry J. Harczak, Jr.  Mr. Harczak is executive vice president for CDW, a publicly held provider of technology products and services. He joined CDW in 1994 as chief financial officer after serving as partner at PricewaterhouseCoopers LLP and was executive vice president of sales from February 2002 to January 2006.  CDW provides products and services to U.S. Cellular and its affiliates on a regular basis.  In 2005, U.S. Cellular purchased $413,671 and TDS purchased an additional $318,030 in products and services from CDW, and a similar or greater volume of purchases is possible in 2006.  This interest is not considered to be a direct or indirect material interest to Mr. Harczak under SEC rules, but is disclosed voluntarily, as discussed below.  Mr. Harczak is a current Class I director who was previously elected by holders of Common Shares.

LeRoy T. Carlson.  LeRoy T. Carlson was appointed Chairman Emeritus of TDS in February 2002. Prior to that time, he was the Chairman of TDS for more than five years. He is a member of the TDS board of directors and is also a director of TDS Telecommunications Corporation (“TDS Telecom”), a subsidiary of TDS which operates local telephone companies. He is the father of LeRoy T.

Carlson, Jr. and Walter C.D. Carlson.  Mr. Carlson is a current Class I director who was previously elected by TDS as the sole holder of Series A Common Shares.

John E. Rooney.  John E. Rooney has been the President and Chief Executive Officer of U.S. Cellular for more than five years. Mr. Rooney is currently a director of First Midwest Bancorp, Inc., a diversified financial services company. He is a current Class I director who was previously elected by TDS as the sole holder of Series A Common Shares.

The following additional information is provided in connection with the election of directors.

Other Directors

Class II Directors—Terms Scheduled to Expire in 2007

The following persons are current Class II directors whose terms expire at the 2007 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Paul-Henri Denuit	72	Director of U.S. Cellular and former Chairman of the Board of Directors and Managing Director—S.A. Coditel	1988

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Ronald E. Daly	59	Director of U.S. Cellular and Private Investor	2004
Sandra L. Helton	56	Director of U.S. Cellular and Executive Vice President and Chief Financial Officer of TDS	1998
Kenneth R. Meyers	52	Director of U.S. Cellular and Executive Vice President—Finance, Chief Financial Officer and Treasurer of U.S. Cellular	1999

Background of Class II Directors

Paul-Henri Denuit.  Prior to retiring from S.A. Coditel at the end of May 2001, Paul-Henri Denuit served as managing director of S.A. Coditel for more than five years. He was also the chairman of its board of directors.

Ronald E. Daly.  Mr. Daly is a private investor. Mr. Daly was the president and chief executive officer of Océ-USA Holding, Inc. between November 2002 and September 2004. Océ-USA Holding, Inc. is the North American operations of Netherlands based Océ-N.V., a publicly held company. Océ-N.V. is a global supplier of high-technology digital document management and delivery solutions. Prior to joining Océ-USA Holding, Inc., Mr. Daly worked 38 years for R.R. Donnelley, most recently as president of R.R. Donnelley Printing Solutions.  Mr. Daly also serves as a director of SuperValu, a major distributor, wholesaler and retailer in the food service industry.

Sandra L. Helton.  Sandra L. Helton has been Executive Vice President and Chief Financial Officer of TDS for more than five years. Ms. Helton is also a member of the board of directors of TDS and TDS Telecom. Ms. Helton is a director of The Principal Financial Group, a global financial institution, and Covance, Inc., a drug development services company.

Kenneth R. Meyers.  Kenneth R. Meyers has been the Executive Vice President—Finance, Chief Financial Officer and Treasurer of U.S. Cellular for more than five years.

Class III Directors—Terms Scheduled to Expire in 2008

The following persons are current Class III directors whose terms expire at the 2008 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
J. Samuel Crowley	56	Director of U.S. Cellular and Chief Operating Officer of Gold’s Gym International	1998

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
LeRoy T. Carlson, Jr.	59	Chairman and Director of U.S. Cellular and President and Chief Executive Officer of TDS	1984
Walter C.D. Carlson	52	Director of U.S. Cellular, non-executive Chairman of the Board of TDS and Partner, Sidley Austin LLP, Chicago, Illinois	1989

Background of Class III Directors

J. Samuel Crowley.  J. Samuel Crowley has been the Chief Operating Officer of Gold’s Gym International, the nation’s largest chain of co-ed fitness facilities, since November 2005. Between January 2004 and October 2005, Mr. Crowley was a private investor and prior to that, he was Senior Vice President—New Ventures at Michaels Stores, Inc., a publicly-held national specialty retail company, from August 2002 until December 2003. Prior to that, Mr. Crowley was a business strategy consultant with Insider Marketing, a high tech marketing consulting firm, from April 2000 until July 2002. He was previously employed by CompUSA, Inc., a national retailer and reseller of personal computers and related products and services, for more than five years, most recently as executive vice president of operations between 1995 and 2000.

LeRoy T. Carlson, Jr.  LeRoy T. Carlson, Jr., has been the Chairman of U.S. Cellular, and the President and Chief Executive Officer of TDS, for more than five years. Mr. Carlson also serves on the board of directors of TDS. He is also a director and Chairman of TDS Telecom.  He is the son of LeRoy T. Carlson and the brother of Walter C.D. Carlson.

Walter C.D. Carlson.  Walter C.D. Carlson has been a partner of the law firm of Sidley Austin LLP for more than five years and is a member of its executive committee. The law firm of Sidley Austin LLP provides legal services to U.S. Cellular and TDS on a regular basis. Mr. Carlson does not provide legal services to U.S. Cellular, TDS or their subsidiaries. Mr. Carlson serves on the board of directors of TDS and was elected non-executive Chairman of the Board of TDS in February 2002. He is the son of LeRoy T. Carlson and the brother of LeRoy T. Carlson, Jr.

COMMITTEES AND MEETINGS

Meetings of Board of Directors

Our board of directors held six meetings during 2005. Each incumbent director attended at least 75 percent of the aggregate of the total number of meetings of the board of directors (held during 2005 for which such person has been a director) and the total number of meetings held by all committees of the board on which such person served (during the periods of 2005 that such person served).

Stock Option Compensation Committee

The stock option compensation committee of our board of directors currently consists of J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit. The principal functions of the stock option compensation committee are to consider and approve long-term compensation for executive officers and to consider and recommend to our board of directors new long-term compensation plans or changes in existing plans. All actions of the stock option compensation committee in 2005 were approved by unanimous consent.

Audit Committee

The primary function of the audit committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the quality, integrity and annual independent audit of U.S. Cellular’s financial statements and other matters set forth in the charter for the audit committee, a copy of which will be attached to the proxy statement as Exhibit A. A copy of the charter is also available on U.S. Cellular’s web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance.

The audit committee is currently composed of three members who are not officers or employees of U.S. Cellular or any parent or subsidiary of U.S. Cellular and have been determined by the board of directors not to have any other material relationship with U.S. Cellular that would interfere with their exercise of independent judgment.  The board of directors has also determined that such directors qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.  Except as required by listing standards or SEC rule, U.S. Cellular does not have any categorical standards of independence that must be satisfied.  The current members of the audit committee are J. Samuel Crowley (chairperson), Paul-Henri Denuit and Harry J. Harczak, Jr. The board of directors has determined that each of the members of the audit committee is “independent” and “financially sophisticated” as such terms are defined by the American Stock Exchange.  In addition, although Mr. Harczak is an executive officer of CDW which provides products and services to U.S. Cellular and its affiliates, this interest is not considered to be a direct or indirect material interest to Mr. Harczak under SEC rules.  Nevertheless, U.S. Cellular has elected to disclose the dollar amount of such products and services in this proxy statement, as set forth above under “Election of Directors.”

The board has made a determination that Harry J. Harczak, Jr. is an “audit committee financial expert” as such term is defined by the SEC.

In accordance with the SEC’s safe harbor rule for “audit committee financial experts,” no member designated as an audit committee financial expert shall (i) be deemed an “expert” for any other purpose or (ii) have any duty, obligation or liability that is greater than the duties, obligations and liability imposed on a member of the board or the audit committee not so designated. Additionally, the designation of a member or members as an “audit committee financial expert” shall in no way affect the duties, obligations or liability of any member of the audit committee, or the board, not so designated.

The audit committee held eleven meetings during 2005.

Other Committees

Although not a formal committee, LeRoy T. Carlson, Jr. in effect functions as the compensation committee for executive officers of U.S. Cellular, except with respect to himself as Chairman.  Mr. Carlson receives no compensation directly from U.S. Cellular.  Mr. Carlson is compensated by TDS in connection with his services for TDS and TDS subsidiaries, including U.S. Cellular.  A portion of Mr. Carlson’s salary and bonus paid by TDS is charged to U.S. Cellular by TDS pursuant to the Intercompany Agreement discussed below under “Intercompany Agreement.”

On February 17, 2005, TDS announced that, at some time in the future, TDS may possibly offer to issue Special Common Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by TDS (a “Possible U.S. Cellular Transaction”). TDS currently owns approximately 81% of the shares of common stock of U.S. Cellular. A Possible U.S. Cellular Transaction would cause U.S. Cellular to become a wholly-owned subsidiary of TDS.  TDS has no set time frame for taking action with respect to a Possible U.S. Cellular Transaction and TDS could choose to take action with respect to a Possible U.S. Cellular Transaction at any time, or not to take action with respect to a Possible U.S. Cellular Transaction, depending on the circumstances at the time.  Although TDS has not taken any such action, at the request of the independent directors of U.S. Cellular, the U.S. Cellular Board appointed a special committee which currently consists of all of such independent directors.  The purpose of establishing a special committee in advance of any action by TDS was to permit the independent directors to consult with counsel regarding their responsibilities with respect to a Possible U.S. Cellular Transaction and to interview potential financial advisors. However, the special committee does not have authority to take other action unless and until TDS takes action with respect to a Possible U.S. Cellular Transaction, if ever. As noted, TDS has not yet taken any action with respect to a Possible U.S. Cellular Transaction. If and when TDS takes such action, if ever, the nature of the Possible U.S. Cellular Transaction and the authority of the special committee will be disclosed at such time.

American Stock Exchange Listing Standards

Because the U.S. Cellular Common Shares are listed on the American Stock Exchange, U.S. Cellular is required to comply with listing standards applicable to companies that have equity securities listed on the American Stock Exchange. U.S. Cellular certifies compliance with such standards to the American Stock Exchange on an annual basis within 30 days after the date of the annual meeting.  In 2005, U.S. Cellular certified that it was in compliance with all American Stock Exchange listing standards within 30 days of the 2005 annual meeting.  Following that time, U.S. Cellular disclosed that it was not in compliance with certain listing standards.  Although U.S. Cellular previously was not in compliance with listing standards due to its failure to distribute an annual report to shareholders for the year ended December 31, 2005 by April 30, 2006, U.S. Cellular obtained an extension to complete this by November 14, 2006 and will satisfy such listing standard by including the financial information to the proxy statement as Appendix I.  U.S. Cellular also previously disclosed that it was not in compliance with certain listing standards due to its failure to file with the SEC on a timely basis its quarterly report on Form 10-Q for the quarter ended September 30, 2005, its Form 10-K for the year ended December 31, 2005 and its Form 10-Q for the quarter ending March 31, 2006.  In addition, U.S. Cellular does not expect to file its Form 10-Q for the quarter ended June 30, 2006 on a timely basis.  The American Stock Exchange granted U.S. Cellular an extension until November 14, 2006 to regain compliance with such listing standards and U.S. Cellular has since filed its quarterly report on Form 10-Q for the quarter ended September 30, 2005 and its Form 10-K for the year ended December 31, 2005.  U.S. Cellular will regain compliance with these listing standards when it has filed with the SEC its Forms 10-Q for the quarter ending March 31, 2006 and June 30, 2006 on or prior to November 14, 2006.  U.S. Cellular does not expect to be current in its SEC filings by the date of its 2006 annual meeting.  Accordingly, U.S. Cellular will not be in compliance with all American Stock Exchange listing standards as of the date of its 2006 annual meeting.

Under the listing standards of the American Stock Exchange, U.S. Cellular is a “controlled company” as such term is defined by the American Stock Exchange. U.S. Cellular is a controlled company because over 50% of the voting power of U.S. Cellular is held by TDS. Accordingly, it is exempt from certain listing standards that require listed companies that are not controlled companies to (i) have a board composed of a majority of directors that qualify as independent under the rules of the American Stock Exchange, (ii) have certain compensation approved by a compensation committee comprised solely of directors, or by a majority of directors, that qualify as independent under the rules of the American Stock Exchange, and (iii) have director nominations be made by a committee comprised solely of directors, or by a majority of directors, that qualify as independent under the rules of the American Stock Exchange.

As a controlled company, U.S. Cellular is required to have three directors who qualify as independent to serve on the audit committee. The U.S. Cellular board of directors has determined that all three members of the U.S. Cellular audit committee, (J. Samuel Crowley, Paul Henri Denuit and Harry J. Harczak, Jr.) do not have any material relationship that would interfere with the exercise of independent judgment and qualify as independent under the listing standards of the American Stock Exchange, as well as the rules of the SEC. In addition, although not required to do so, the U.S. Cellular Board has also determined that Ronald E. Daly does not have any material relationship that would interfere with the exercise of independent judgment and qualifies as independent under the listing standards of the American Stock Exchange, as well as the rules of the SEC. As a result, four of the ten directors, or 40% of the directors, have been determined to qualify as independent under the listing standards of the American Stock Exchange.

Director Nomination Process

U.S. Cellular does not have a nominating committee and, accordingly, does not have a nominating committee charter. Under listing standards of the American Stock Exchange, U.S. Cellular is exempt from the requirement to have a nominating committee because it is a controlled company as such term is defined by the American Stock Exchange. Instead, the entire board of directors participates in the consideration of director nominees. Similarly, since U.S. Cellular is a controlled company, U.S. Cellular also is exempt from the listing standard that requires director nominations to be made by a nominating committee comprised solely of independent directors or by a majority of independent directors.

The U.S. Cellular board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. Because TDS has sole voting power in the election of directors elected by holders of Series A Common Shares and a majority of the voting power in the election of directors elected by holders of Common Shares, nominations of directors for election by the holders of Series A Common Shares and Common Shares are generally based on the recommendation of TDS. With respect to candidates for director to be elected by the Common Shares, the U.S. Cellular board may from time to time informally consider candidates by shareholders that hold a significant number of Common Shares. The U.S. Cellular board has no formal procedures to be followed by shareholders in submitting recommendations of candidates for director.

The U.S. Cellular board of directors does not have any specific, minimum qualifications that the board believes must be met by a nominee for a position on the U.S. Cellular board of directors, or any specific qualities or skills that the board believes are necessary for one or more of the U.S. Cellular directors to possess. The U.S. Cellular board has consistently sought to nominate to the board of directors eminently qualified individuals whom the board believes would provide substantial benefit and guidance to U.S. Cellular. The U.S. Cellular board believes that substantial judgment, diligence and care are required to identify and select qualified persons as directors and does not believe that it would be appropriate to place limitations on its own discretion.

In general, the U.S. Cellular board will nominate existing directors for re-election unless the board has a concern about the director’s ability to perform his or her duties. In the event of a vacancy on the board of a director elected by the Series A Common Shares, nominations are based on the recommendation of TDS. In the event of a vacancy on the board of a Common Share director, U.S. Cellular may use various sources to identify potential candidates, including an executive search firm. In addition, the Chairman may consider recommendations by shareholders that hold a significant number of Common Shares. Potential candidates are initially screened by the Chairman and by other persons as the Chairman designates. Following this process, if appropriate, information about the candidate is presented to and discussed by the full board of directors.

Each of the nominees approved by the U.S. Cellular board for election at the 2006 annual meeting is an executive officer and/or director who is standing for re-election.

U.S. Cellular has not paid a fee in 2006 to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees for election of directors at the 2006 annual meeting. However, from time to time, U.S. Cellular may pay a fee to an executive search firm to identify potential candidates for election as directors.

Shareholder Communication with Directors

Security holders may send communications to the board of directors of U.S. Cellular or to specified individual directors at any time. Security holders should direct their communication to the board or to specified individual directors, in care of the Secretary of U.S. Cellular at its corporate headquarters. Any security holder communications that are addressed to the board of directors or specified individual directors will be delivered by the Secretary of U.S. Cellular to the board of directors or such specified individual directors.

U.S. Cellular Policy on Attendance of Directors at Annual Meeting of Shareholders

All directors are invited and encouraged to attend the annual meeting of shareholders, which is normally followed by the annual meeting of the board of directors. In general, all directors attend the annual meeting of shareholders unless they are unable to do so because of unavoidable commitments or intervening events. All directors attended the 2005 annual meeting of shareholders.

FEES PAID TO PRINCIPAL ACCOUNTANTS

The following sets forth the aggregate fees (including expenses) billed by U.S. Cellular’s principal accountants, PricewaterhouseCoopers LLP, for 2005 and 2004:

	2005	2004
Audit Fees(1)	$1,947,171	$2,270,181
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees(2)	1,500	1,500
Total Fees(3)	$1,948,671	$2,271,681

(1)     Represents the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the annual financial statements for the years 2005 and 2004 included in U.S. Cellular’s Form 10-K for each of these years and the reviews of the financial statements included in U.S. Cellular’s Form 10-Qs for each of these years, including the attestation and report relating to internal control over financial reporting as well as accounting research, audit fees related to the restatement of the Company’s financial statements for the five years in the period ended December 31, 2004, review of financial information included in other SEC filings and the issuance of consents and comfort letters. Although PricewaterhouseCoopers LLP has billed U.S. Cellular for these fees and expenses, management of U.S. Cellular has not yet completed its review of all of the amounts billed.  Includes an estimate for incremental audit fees to be billed upon completion of the 2005 audit.

(2)     Represents the aggregate fees billed by PricewaterhouseCoopers LLP for services, other than services covered in (1) above, for the years 2005 and 2004.

(3)     Amounts do not include fees billed by PricewaterhouseCoopers LLP directly to TDS. Although TDS bills U.S. Cellular an overall management fee pursuant to the Intercompany Agreement discussed below, TDS does not specifically identify and allocate fees of PricewaterhouseCoopers LLP to U.S. Cellular.

The audit committee determined that the payment of fees for non-audit related services does not conflict with maintaining PricewaterhouseCoopers LLP’s independence.

Pre-Approval Procedures

The audit committee adopted a policy, effective May 6, 2003, as amended as of February 17, 2004, pursuant to which all audit and non-audit services must be pre-approved by the audit committee. Under no circumstances may U.S. Cellular’s principal external accountant provide services that are prohibited by the Sarbanes Oxley Act of 2002 or rules issued thereunder. Non-prohibited audit related services and certain tax and other services may be provided to U.S. Cellular, subject to such pre-approval process and prohibitions. The audit committee has delegated to the chairman of the audit committee the authority to pre-approve services by the independent registered public accountants and to report such approvals to the full audit committee at each of its regularly scheduled meetings. The pre-approval policy relates to all services provided by U.S. Cellular’s principal external auditor and does not include any de minimis exception.

EXECUTIVE OFFICERS

The following is a table identifying our other executive officers who are currently serving but are not identified in the above tables regarding the election of directors.

Name	Age	Position with U.S. Cellular
Jay M. Ellison	53	Executive Vice President and Chief Operating Officer
Michael S. Irizarry	44	Executive Vice President and Chief Technical Officer
Jeffrey J. Childs	49	Senior Vice President—Human Resources
Steven T. Campbell	55	Vice President and Controller

Jay M. Ellison.  Jay M. Ellison joined our company and was appointed Executive Vice President and Chief Operating Officer on September 5, 2000.

Michael S. Irizarry.  Michael S. Irizarry was appointed Executive Vice President and Chief Technical Officer on May 2, 2006. He joined our company as Executive Vice President—Engineering and Chief Technical Officer on February 18, 2002. Prior to that time, he was vice president—network, for the midwest area at Verizon Wireless from 2000 to 2001. Prior to that time, he served as executive director—network for the southeast region of Bell Atlantic Mobile since February 1996.

Jeffrey J. Childs.  Jeffrey J. Childs joined U.S. Cellular and was appointed Senior Vice President—Human Resources on February 17, 2004. Prior to that time, he was president and owner of Childs Consulting Services, LLC and senior partner of Brimstone Consulting Group since May 2001. Prior to that, Mr. Childs was vice president—human resources & corporate services at SecurityLink from Ameritech between November 1999 and February 2001.

Steven T. Campbell.  Steven T. Campbell joined our company and was appointed Vice President and Controller in June 2005.  Prior to that time, he was vice president—financial operations at 3Com Corporation from 2003 to 2005 and vice president-finance and operations at CommWorks Corporation, a subsidiary of 3Com Corporation, from 2000 to 2003.

All of our executive officers devote all their employment time to the affairs of U.S. Cellular, except for LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., who is employed by TDS as its President and Chief Executive Officer, devotes a portion of his time to the affairs of U.S. Cellular.

Codes of Conduct and Ethics

As required by Section 807 of the American Stock Exchange Company Guide, U.S. Cellular has adopted a Code of Business Conduct, applicable to all officers and employees of U.S. Cellular and its subsidiaries, which includes a Code of Ethics for certain Senior Executives and Financial Officers, that complies with the definition of a “code of ethics” as set forth in Item 406 of Regulation S-K of the SEC. U.S. Cellular has also adopted a Code of Ethics for its directors. Each of the foregoing codes have been posted to U.S. Cellular’s web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance.

U.S. Cellular intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding any amendment to its Code of Ethics for certain Senior Executives and Financial Officers, and will disclose all other amendments to any of the foregoing codes, by posting such information to such internet website. Any waivers of any of the foregoing codes for directors or executive officers, including any waiver of the Code of Ethics for certain Senior Executives and Financial Officers, will be approved by U.S. Cellular’s board of directors, as applicable, and disclosed in a Form 8-K that is filed with the SEC within four business days of such waiver.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table summarizes the compensation paid by U.S. Cellular to the President and Chief Executive Officer of U.S. Cellular and the other four most highly compensated executive officers (based on the aggregate of the salary and bonus for 2005).

Long-Term Compensation
Name and Principal Position	Year	Annual Compensation(2)					Restricted Stock Award(s)(6)		Securities Underlying Options/SARs(7)	All Other Compensation(8)
Other Annual Compensation(5)
		Salary(3)	Bonus(4)
LeRoy T. Carlson, Jr. Chairman—See Footnote(1)	2005 2004 2003	$766,500 689,670 639,912	$	— 622,125 415,943	$	— — —	$	— — —	— — —	$	— — —

John E. Rooney President and Chief Executive Officer	2005 2004 2003	$690,000 633,335 592,209		$300,000 590,000 360,000		$145,477 172,103 105,012		$523,559 337,260 366,585	131,000 92,000 175,000		$53,124 51,944 50,553

Kenneth R. Meyers Executive Vice President— Finance, Chief Financial Officer and Treasurer	2005 2004 2003	$432,915 401,957 379,329	$	— 345,000 220,391	$	— — 13,776		$634,120 253,196 297,604	34,400 35,225 66,275		$50,621 43,058 35,450

Jay M. Ellison Executive VicePresident and Chief Operating Officer	2005 2004 2003	$432,915 401,957 379,329		$176,000 415,000 264,469	$	— — 13,223		$634,120 253,196 297,604	34,400 35,225 66,275		$50,621 45,703 35,806

Michael S. Irizarry Executive Vice President and Chief Technical Officer	2005 2004 2003	$364,121 335,140 311,811		$110,000 260,000 152,211	$	— — —		$401,453 163,296 187,322	21,775 22,725 41,725		$35,125 26,947 12,012

(1)     Includes the chief executive officer of U.S. Cellular during 2005 and the four most highly compensated executive officers in 2005 other than the chief executive officer. Mr. LeRoy T. Carlson, Jr., Chairman of U.S. Cellular receives no compensation directly from U.S. Cellular. Mr. Carlson is compensated by TDS in connection with his services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of Mr. Carlson’s salary and bonus paid by TDS is charged to U.S. Cellular by TDS pursuant to the Intercompany Agreement discussed below under “Intercompany Agreement.” Accordingly, pursuant to the requirements of the SEC, such amounts charged to U.S. Cellular by TDS are reported in the above table in addition to the information presented for the other named executive officers. Mr. Carlson does not receive any long-term compensation awards or any other compensation from U.S. Cellular. Mr. Carlson receives long-term and other compensation from TDS, but this is not charged to U.S. Cellular.

(2)     Does not include the discount amount of any employee stock purchase plan since such plans are generally available to all eligible salaried employees.

(3)     Represents the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year identified.

(4)     Represents the dollar value of bonus (cash and non-cash) earned by the named executive officer during the fiscal year identified. The final bonus for 2005 has not yet been determined for LeRoy T. Carlson, Jr. or Kenneth R. Meyers.

(5)     Includes the fair market value as of the grant date of phantom stock units of our Common Shares credited to such officer with respect to deferred bonus compensation. See “Bonus Deferral and Company Match Awards.” Mr. Carlson also receives a credit of phantom stock units with respect to TDS Common Shares but this is not charged to U.S. Cellular.

Does not include the value of any perquisites and other personal benefits, securities or property unless the aggregate amount of such compensation is more than the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the above-named executive officers. The amount of perquisites for Mr. Rooney exceeded the lesser of $50,000 or 10% of the total of his annual salary and bonus for 2005. The amount of perquisites included for Mr. Rooney in 2005 was $57,967, primarily including a car allowance of $42,000.

(6)     In 2003, 2004 and 2005, the Stock Option Compensation Committee approved a grant of performance share awards (“Performance Share Awards”), as detailed below. The amount reported is an actual award.

The following table summarizes the restricted stock awards:

	John E. Rooney	Kenneth R. Meyers	Jay M. Ellison	Michael S. Irizarry
Granted in 2003:
2003 Performance Award—Vested 3/31/06	14,981	12,605	12,605	7,934
Total Grant Date Dollar Value for 2003:	$366,585	$297,604	$297,604	$187,322
Granted in 2004:
2004 Performance Award—Vests 10/10/06	8,726	—	—	—
2004 Performance Award—Vests 3/31/07	—	6,551	6,551	4,225
Total Grant Date Dollar Value for 2004:	$337,260	$253,196	$253,196	$163,296
Granted in 2005:
2005 Performance Award—Vests 10/10/06	11,474	—	—	—
2005 Performance Award—Vests 3/31/08	—	13,897	13,897	8,798
Total Grant Date Dollar Value for 2005	$523,559	$634,120	$634,120	$401,453
Summary of Restricted Stock Outstanding at 12/31/05:
Unvested shares of restricted stock as of 12/31/05	35,181	33,053	33,053	20,957
Dollar Value as of 12/31/05	$1,737,941	$1,632,818	$1,632,818	$1,035,276

The Grant Date Dollar Value of the above awards is calculated using the closing price of the Common Shares on the award date. The Dollar Value is calculated using the closing price of our Common Shares on December 30, 2005, the last business day in 2005, of $49.40.

(7)     Represents the number of shares of our common stock subject to stock options awarded during the fiscal year identified. No stock appreciation rights (“SARs”) were awarded, either on a stand alone basis or in tandem with options, during any of the identified fiscal years.

(8)     Includes contributions by us for the benefit of the named executive officer under the TDS Tax-Deferred Savings Plan (“TDSP”), the TDS Pension Plan (“Pension Plan”), the TDS Supplemental Executive Retirement Plan (“SERP”), and the dollar value of any insurance premiums paid during the covered fiscal year with respect to life insurance for the benefit of the named executive (“Life Insurance”), as indicated below for 2005:

	John E. Rooney	Kenneth R. Meyers	Jay M. Ellison	Michael S. Irizarry
TDSP	$7,560	$7,560	$7,560	$—
Pension Plan	9,900	9,900	9,900	9,900
SERP	32,100	32,100	32,100	24,847
Life Insurance	3,564	1,061	1,061	378
Total	$53,124	$50,621	$50,621	$35,125

General Information Regarding Options

The following tables show, as to the executive officers who are named in the Summary Compensation Table, certain information regarding options.

Name(1)	Number of Securities Underlying Options Granted(2)	Percent of Total Options Granted to Employees(3)	Exercise Price	Market Price(4)	Expiration Date	Potential Realizable Value at Assumed Annual Realized Stock Price Appreciation for Option Terms(5)
						5%	10%

John E. Rooney(6)	131,000	17.2%	$45.63	$45.63	03/31/2015	$3,759,237	$9,526,643
Kenneth R. Meyers(6)	34,400	4.5%	$45.63	$45.63	03/31/2015	$987,158	$2,501,653
Jay M. Ellison(6)	34,400	4.5%	$45.63	$45.63	03/31/2015	$987,158	$2,501,653
Michael S. Irizarry(6)	21,775	2.9%	$45.63	$45.63	03/31/2015	$624,865	$1,583,532

(1)     Mr. LeRoy T. Carlson, Jr., does not receive options from U.S. Cellular. Mr. Carlson receives long-term compensation from TDS, but this is not charged to U.S. Cellular by TDS.

(2)     Represents the number of shares underlying options awarded to the named executive during the fiscal year.

(3)     Represents the percent of total shares underlying options awarded to employees during the fiscal year.

(4)     Represents the per share fair market value of our shares as of the award date.

(5)     Represents the potential realizable value of each grant of options, assuming that the market price of our shares appreciates in value from the award date to the end of the option term at the indicated annualized rates.

(6)     Such options were granted as of March 31, 2005, and become exercisable with respect to 25% of the shares underlying the option on March 31, 2006, 2007, 2008 and 2009, except that all options granted prior to October 10, 2006 become fully vested on October 10, 2006 with respect to Mr. Rooney.  All options granted to Mr. Rooney after October 10, 2006 will vest six months after grant.

No SARs were granted in 2005.

Option Exercises in 2005 and
December 31, 2005 Option Values

	2005		As of December 31, 2005
Name(1)	Shares Acquired on Exercise(2)	Value Realized(3)	Number of Securities Underlying Unexercised Options/SARs(4)		Value of Unexercised In-the-Money Options/SARs(5)

			Exercisable	Unexercisable	Exercisable	Unexercisable
John E. Rooney
2005 Options(6)	—	$—	—	131,000	$—	$493,870
2004 Options(7)	—	—	23,000	69,000	247,250	741,750
2003 Options(8)	69,750	1,755,198	17,750	87,500	442,507	2,181,375
2002 Options(9)	16,500	132,660	8,250	8,250	69,300	69,300
2001 CEO Options(10)	—	—	16,000	4,000	—	—
2000 CEO Initial Options(11)	—	—	55,000	—	—	—
Total	86,250	$1,887,858	120,000	299,750	$759,057	$3,486,295
Kenneth R. Meyers
2005 Options(6)	—	$—	—	34,400	$—	$129,688
2004 Options(7)	—	—	8,806	26,419	94,665	284,004
2003 Options(8)	—	—	33,137	33,138	854,603	854,629
2002 Options(9)	—	—	19,668	6,557	165,211	55,079
2001 Options(12)	—	—	13,280	3,320	—	—
2000 Options(13)	—	—	4,762	—	—	—
1999 Options(14)	—	—	9,600	—	51,840	—
1998 Options(15)	—	—	7,680	—	118,733	—
1997 Options(16)	1,750	45,728	4,010	—	96,842	—
Total	1,750	$45,728	100,943	103,834	$1,381,894	$1,323,400
Jay M. Ellison
2005 Options(6)	—	$—	—	34,400	$—	$129,688
2004 Options(7)	8,806	61,466	—	26,419	—	284,004
2003 Options(8)	16,569	364,849	—	33,138	—	854,629
2002 Options(9)	19,668	91,063	—	6,557	—	55,079
2001 Options(12)	—	—	13,280	3,320	—	—
2000 Initial Options(17)	—	—	4,613	—	—	—
Total	45,043	$517,378	17,893	103,834	$—	$1,323,400
Michael S. Irizarry
2005 Options(6)	—	$—	—	21,775	$—	$82,092
2004 Options(7)	—	—	5,681	17,044	61,071	183,223
2003 Options(8)	—	—	10,431	20,863	269,015	538,057
2002 Options(9)	10,575	82,485	5,288	5,287	44,419	44,411
2002 Initial Options(18)	5,400	62,694	—	10,800	—	131,868
Total	15,975	$145,179	21,400	75,769	$374,505	$979,651

(1)     Mr. LeRoy T. Carlson, Jr., does not receive options or SARs from U.S. Cellular. Mr. Carlson receives long-term compensation from TDS, but this is not charged to U.S. Cellular by TDS.

(2)     Represents the number of our Common Shares with respect to which Options or SARs were exercised.

(3)     Represents the aggregate dollar value realized upon exercise, based on the difference between the fair market value of such shares on the date of exercise and the aggregate exercise price.

(4)     Represents number of shares subject to free-standing options, as indicated, as of December 31, 2005. All options listed above are transferable to permitted transferees.

(5)     Represents the aggregate dollar value of in-the-money, unexercised options held at December 31, 2005, based on the difference between the exercise price and $49.40, the closing price of our Common Shares on December 30, 2005.

(6)     The 2005 Options become exercisable in annual increments of 25% on March 31 of each year beginning in 2006 and ending in 2009 (except that all options become fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until March 31, 2015 at an exercise price of $45.63.

(7)     The 2004 Options become exercisable in annual increments of 25% on March 31 of each year beginning in 2005 and ending in 2008 (except that all options become fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until March 31, 2014 at an exercise price of $38.65.

(8)     The 2003 Options become exercisable in annual increments of 25% on March 31 of each year beginning in 2004 and ending in 2007 (except that all options become fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until April 21, 2013 at an exercise price of $24.47 for Mr. Rooney, and are exercisable until March 31, 2013 at an exercise price of $23.61 for Mr. Meyers, Mr. Ellison and Mr. Irizarry.

(9)     The 2002 Options became exercisable in annual increments of 25% on March 31 of each year beginning in 2003 and ending in 2006, and are exercisable until March 31, 2012 at an exercise price of $41.00.

(10)   The 2001 CEO Options became exercisable in annual increments of 20% on March 31 of each year beginning in 2002 and ending in 2006, and are exercisable until May 29, 2011 at an exercise price of $59.40.

(11)   The 2000 CEO Initial Options became exercisable with respect to 20% of the shares underlying the option on April 10 of each year beginning in 2001 and ending in 2005, and are exercisable until April 10, 2010 at an exercise price of $69.19.

(12)   The 2001 Options became exercisable in annual increments of 20% on March 31 of each year beginning in 2002 and ending in 2006, and are exercisable until May 8, 2011 at an exercise price of $64.16.

(13)   The 2000 Options became exercisable in annual increments of 20% on March 31 of each year beginning in 2001 and ending in 2005, and are exercisable until March 31, 2010 at an exercise price of $71.00.

(14)   The 1999 Options became exercisable in annual increments of 20% on March 31 of each year beginning in 2000 and ending in 2004, and are exercisable until March 31, 2009 at an exercise price of $44.00.

(15)   The 1998 Automatic Options became exercisable in annual increments of 20% on March 31 of each year beginning in 1999 and ending in 2003, and are exercisable until March 31, 2008 at an exercise price of $33.94.

(16)   The 1997 Automatic Options became exercisable in annual increments of 20% on March 31 of each year beginning in 1998 and ending in 2002, and are exercisable until May 14, 2007 at the exercise price of $25.25.

(17)   The 2000 Initial Options became exercisable with respect to 20% of the shares underlying the option on September 1 of each year beginning in 2001 and ending in 2005, and are exercisable until September 1, 2010 at an exercise price of $73.31.

(18)   The 2002 Initial Options become exercisable with respect to 20% of the shares underlying the option on February 18 of each year beginning in 2003 and ending in 2007, and are exercisable until February 18, 2012 at an exercise price of $37.19.

Tax Deferred Savings Plan

We previously adopted the TDS tax deferred savings plan (“TDS Tax Deferred Savings Plan”).  The TDS Tax Deferred Savings Plan is a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code, designed to provide retirement benefits for eligible employees of TDS and certain of its affiliates which adopted the TDS Tax Deferred Savings Plan. Participating employees have the option of investing their contributions and U.S. Cellular’s contributions in a USM Common Share fund, a TDS Common Share fund, a TDS Special Common Share fund, or certain unaffiliated mutual funds. Prior to May 31, 2006, U.S. Cellular made matching contributions to the plan in cash equal to 100% of an employee’s contributions up to the first 2% and 40% of an employee’s contributions up to the next 4% of such employee’s compensation.  Beginning May 31, 2006, U.S. Cellular makes matching contributions to the plan in cash equal to 100% of an employee’s contributions up to the first 3% and 40% of an employee’s contributions up to the next 2% of such employee’s compensation.

The amounts of the annual contributions for the benefit of the named executive officers under the TDS Tax Deferred Savings Plan are included above in the Summary Compensation Table under “All Other Compensation.”

Pension Plan and Supplemental Benefit Agreement

We previously adopted the TDS Wireless Companies’ Pension Plan (the “Wireless Pension Plan”). The Wireless Pension Plan, a qualified noncontributory defined contribution pension plan, provided pension benefits for our employees. Under the Wireless Pension Plan, pension contributions were calculated separately for each participant, based on a fixed percentage of the participant’s qualifying compensation, and are funded currently.

Effective January 1, 2001, the TDS Employees’ Pension Trust (the “TDS Target Pension Plan”) was merged with and into the Wireless Pension Plan and the new merged plan is titled the TDS Pension Plan. All of the plan assets which had been held for the TDS Target Pension Plan and the Wireless Pension Plan were combined to be held on a consolidated basis for the new TDS Pension Plan, which will pay all benefits which previously accrued under both the TDS Target Pension Plan and the Wireless Pension Plan and all future pension plan accruals. All eligible participants who have been receiving a pension benefit contribution based on a fixed percentage of their qualifying compensation under the Wireless Pension Plan continue to be eligible for such benefit under the TDS Pension Plan.

The amounts of the annual contributions for the benefit of the named executive officers under the Wireless Pension Plan and TDS Pension Plan are included above in the Summary Compensation Table under “All Other Compensation.”

We have also adopted a Supplemental Executive Retirement Plan (“SERP”) to provide supplemental benefits under the Wireless Pension Plan and effective January 1, 2001, the TDS Pension Plan. The SERP was established to offset the reduction of benefits caused by the limitation on annual employee compensation which can be considered for tax qualified pension plans under the Internal Revenue Code. The SERP is a nonqualified deferred compensation plan and is intended to be unfunded. The amounts of the accruals for the benefit of the named executive officers are included above in the Summary Compensation Table under “All Other Compensation.”

Employment Letter Agreement with John E. Rooney

Pursuant to an offer letter which was accepted by John E. Rooney on March 28, 2000 relating to his employment as President and Chief Executive Officer, all unvested stock option and restricted stock awards granted on or prior to April 10, 2006 will fully vest no later than October 10, 2006, and all stock option and restricted stock awards granted after April 10, 2006 will fully vest six months after the date they are granted.

Relocation Expenses

In 2005, U.S. Cellular reimbursed relocation expenses to Kevin Lowell, Vice President — National Network Operations, in the amount of $52,746.

Executive Bonus Program

On June 16, 2005, the United States Cellular Corporation 2005 Executive Officer Annual Incentive Plan Effective January 1, 2005 (“Executive Incentive Plan”) was approved by U.S. Cellular’s Chairman, who does not participate in such incentive plan.

The purposes of the Executive Incentive Plan are: to provide incentive for the officers of U.S. Cellular to extend their best efforts toward achieving superior results in relation to key business measures; to reward U.S. Cellular’s executive officers in relation to their success in meeting and exceeding the performance targets; and to help U.S. Cellular attract and retain talented leaders in positions of critical importance to the success of U.S. Cellular.  Eligible participants in the Executive Incentive Plan are executive vice presidents and senior vice presidents of U.S. Cellular.  Each participant’s target incentive is expressed as a percentage of base salary.

The officer bonus plans of U.S. Cellular are discretionary in nature and are based, in part, on U.S. Cellular’s performance, individual performance and individual bonus targets, which contribute to the formation and size of a bonus pool.  The President and CEO may allocate this bonus pool to the participants as he deems appropriate, provided however, the sum of all participants’ actual awards cannot deviate from the total officer pool by plus or minus 18% for 2005.

The President and CEO will consider the performance factors with their assigned weights as described below and any other information he deems relevant in evaluating the achievements of the eligible officer group for purposes of the Executive Incentive Plan:

Customer Addition Equivalents	20%
Consolidated Cash Flow	20%
Consolidated Revenue	20%
Return on Capital	20%
Customer Defections	20%

The President and CEO will determine the actual payout that each officer will receive. The individual performance multiplier will generally range from 50%-150% for each officer. The Chairman of the Board must approve all officer bonuses prior to payout.

Bonus Deferral and Company Match Awards

The 2005 Long-Term Incentive Plan permits employees selected by the stock option compensation committee to defer all or a portion of their annual bonus to a deferred compensation account (“Deferral Program”). The executive officers who have deferred their bonuses are identified in the Summary Compensation Table above. See footnote 5 to such table. If a selected employee elects to defer all or a portion of his or her annual bonus under the Deferral Program, we will allocate a match award to the employee’s deferred compensation account in an amount equal to the sum of (1) 25% of the deferred bonus amount which is not in excess of one-half of the employee’s gross bonus for the year and (2) 33 1/3% of the deferred bonus amount which is in excess of one-half of the employee’s gross bonus for the year. The fair market value of the matched stock units are reported in the Summary Compensation Table under “Other Annual Compensation.” An employee will be fully vested in the deferred bonus amounts credited to his or her deferred compensation account. One-third of the U.S. Cellular match award credited to the employee’s deferred compensation account will become vested on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such employee is an employee of U.S. Cellular or an affiliate on such date and the deferred bonus amount has not been withdrawn or distributed before such date. Amounts credited to an employee’s deferred compensation account will be deemed to be invested in phantom Common Shares at the time the amounts are credited to the deferred compensation account. An employee will receive an amount equal to his or her vested deferred compensation account balance on the earlier of the date specified by the employee, the date the employee separates from service for whatever reason, and the date the employee is determined to suffer a permanent disability. However, if an employee separates from service due to retirement, death or permanent disability, he or she will be entitled to receive all company match amounts credited to his or her account. If an employee is a “key employee” (within the meaning of Section 409A of the Internal Revenue Code), and is entitled to payment by reason of a separation from service for a reason other than permanent disability or death, no portion of his or her deferred compensation account subject to Section 409A of the Internal Revenue Code will be paid before the date which is six months after the date of separation from service (or if earlier, the date of the employee’s death). In addition, the committee that administers the plan may approve in its sole discretion, a distribution of all or a portion of an employee’s vested deferred compensation account in the event of an unforeseeable emergency causing severe financial hardship. Our board of directors may determine that all match awards will become fully vested upon certain changes of control of U.S. Cellular.

Compensation of Directors

Our board of directors amended the compensation plan (the “Non-Employee Directors’ Plan”) for non-employee directors in 2005. A non-employee director is a director who is not an employee of U.S. Cellular, TDS or TDS Telecom. The purpose of the Non-Employee Directors’ Plan is to provide reasonable compensation to non-employee directors in connection with their services to U.S. Cellular in order to induce qualified persons to become and serve as non-employee members of our board of directors.

The Non-Employee Directors’ Plan provides that each non-employee director will receive an annual director’s fee of $44,000 payable annually. The plan also provides that each non-employee director serving on the audit committee will receive an annual director’s fee of $11,000, except for the chairperson, who will receive a fee of $22,000. The plan also provides that each non-employee director will receive a fee of $5,000 for serving on the long-term compensation committee except for the chairperson, who will receive a fee of $7,000. It also provides that each non-employee director will receive a fee of $1,750 for board of directors, audit committee and long-term compensation committee meetings, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel to, and attendance at, each regularly scheduled or special meeting.

The Non-Employee Directors’ Plan further provides that each non-employee director may elect to receive up to fifty percent (50%) of any or all of the above retainers or meeting fees for regularly scheduled meetings of the board (five per year), by the delivery of U.S. Cellular Common Shares having a fair market value as of the date of payment equal to the cash amount of the retainer or fee foregone.

Under the Non-Employee Directors’ Plan, for purposes of determining the number of Common Shares deliverable in connection with any of the foregoing elections, the fair market value of a Common Share will be the average closing price of our Common Shares as reported in the American Stock Exchange Composite Transactions section of The Wall Street Journal for the twenty trading days before the annual meeting of shareholders or the date of the board meeting, as applicable. Our board of directors has reserved 10,000 Common Shares for issuance pursuant to the Non-Employee Directors’ Plan.

Members of the special committee discussed above receive a fee of $1,750 for each meeting of the special committee in which such member participates.

Directors are also reimbursed for travel and expenses incurred in attending U.S. Cellular board and committee meetings pursuant to U.S. Cellular’s travel and expense reimbursement policy.

Compensation Committee Interlocks and Insider Participation

In 2005, LeRoy T. Carlson, Jr., President and Chief Executive Officer of TDS, made annual executive compensation decisions for TDS, other than for himself, as the sole member of the TDS compensation committee. In 2005, the long-term compensation committee of TDS made annual executive compensation decisions for the President of TDS and approved long-term compensation awards for the executive officers of TDS. The TDS long-term compensation committee was comprised of members of the TDS board of directors who are not officers or employees of TDS or any of its subsidiaries and who are not directors of any TDS subsidiaries. On February 21, 2006, the functions of the TDS compensation committee and long-term compensation committee were reconstituted into a new compensation committee comprised of members of the TDS board of directors who are not officers or employees of TDS or any of its subsidiaries and who are not directors of any TDS subsidiaries. LeRoy T. Carlson, Jr., is a member of the board of directors of TDS and U.S. Cellular. Mr. Carlson is also the Chairman of U.S. Cellular and, as such, approves annual compensation for executive officers of U.S. Cellular. He is compensated by TDS for his services to TDS and all of its subsidiaries. However, TDS is reimbursed by U.S. Cellular for a portion of Mr. Carlson’s salary and bonus paid by TDS, pursuant to the intercompany agreement described below. See Footnote (1) to the Summary Compensation Table above. John E. Rooney, a director and President of U.S. Cellular, participated in executive compensation decisions for U.S. Cellular, other than for himself. Long-term compensation for executive officers is approved by our stock option compensation committee, which currently consists of Paul-Henri Denuit, J.

Samuel Crowley and Ronald E. Daly. Our stock option compensation committee is comprised of members of our board of directors who are not officers or employees of TDS or U.S. Cellular or their subsidiaries.

LeRoy T. Carlson, Jr. and Walter C.D. Carlson, directors of U.S. Cellular, are trustees and beneficiaries of the voting trust which controls TDS, which controls U.S. Cellular, and LeRoy T. Carlson, a director of U.S. Cellular, is a beneficiary of such voting trust. See “Security Ownership of Certain Beneficial Owners and Management.” LeRoy T. Carlson, LeRoy T. Carlson, Jr., Walter C.D. Carlson and Sandra L. Helton, directors of U.S. Cellular, are also directors of TDS. See “Election of Directors.” We have entered into a number of arrangements and transactions with TDS. Some of these arrangements were established at a time prior to our initial public offering when TDS owned more than 90% of our outstanding capital stock and were not the result of arm’s length negotiations. There can be no assurance that such arrangements will continue or that the terms of such arrangements will not be modified in the future. If additional transactions occur in the future, there can be no assurance that the terms of such future transactions will be favorable to us or will continue to provide us with the same level of support for our financing and other needs as TDS has provided in the past. The principal arrangements that exist between U.S. Cellular and TDS are summarized below.

Exchange Agreement

U.S. Cellular and TDS are parties to an exchange agreement dated July 1, 1987, as amended as of April 7, 1988.

Common Share Purchase Rights; Potential Dilution.  The exchange agreement granted TDS the right to purchase additional Common Shares of U.S. Cellular sold after our initial public offering, to the extent necessary for TDS to maintain its proportionate interest in our Common Shares. For purposes of calculating TDS’s proportionate interest in our Common Shares, the Series A Common Shares are treated as if converted into Common Shares. Upon notice to U.S. Cellular, TDS is entitled to subscribe to each issuance in full or in part at its discretion. If TDS decides to waive, in whole or in part, one or more of its purchase opportunities, the number of Common Shares subject to purchase as a result of subsequent issuances will be further reduced.

If TDS elects to exercise its purchase rights, it is required to pay cash for all Common Shares issued to it by us, unless otherwise agreed. In the case of sales by us of Common Shares for cash, TDS is required to pay the same price per Common Share as the other buyers. In the case of sales for consideration other than cash, TDS is required to pay cash equal to the fair market value of such other consideration as determined by our board of directors. Depending on the price per Common Share paid by TDS upon exercise of these rights, the issuance of Common Shares by us pursuant thereto could have a dilutive effect on our other shareholders. The purchase rights described above are in addition to the preemptive rights granted to TDS as a holder of Series A Common Shares under our restated certificate of incorporation.

Funding of License Costs.  Through the date of our initial public offering, TDS had funded or made provisions to fund all the legal, engineering and consulting expenses incurred in connection with the wireline application and settlement process and that portion of the price of cellular interests acquired by purchase that represented the cost of cellular licenses. Pursuant to the exchange agreement, as amended, TDS has agreed to fund as an additional capital contribution, without the issuance of additional stock or the payment of any other consideration to TDS, additional costs associated with the acquisition of the additional cellular interests that we had a right to acquire at the time of the initial public offering. Through December 31, 2005, TDS had funded costs totaling approximately $67.2 million. TDS is obligated under the exchange agreement to make additional capital contributions to us under certain circumstances. Currently TDS has no obligations with respect to additional capital contributions.

RSA Rights.  Under the exchange agreement: (a) TDS retained all its rights to file applications for and obtain the wireline licenses to operate cellular systems in Rural Service Areas (“RSAs”); (b) TDS retained the right to exchange these RSA rights for additional interests in cellular systems in which we have an interest or interests in cellular systems within the same or other Metropolitan Statistical Areas (“MSAs”) or in RSAs; (c) TDS retained the right to acquire telephone, paging or other non-cellular companies with interests in cellular systems; (d) TDS retained the right to acquire interests in RSAs in which we indicated we did not desire to participate; and (e) the rights referred to in (a), (b), (c) and (d) above were to remain the property of TDS unless transferred to us for appropriate consideration.

Right of Negotiation.  For certain interests, if TDS desires to sell its interest in any RSA, TDS is required to give us the opportunity to negotiate for such interest, subject to TDS being legally able to transfer the interest free of any restrictions on its sale or transfer. If we desire to purchase any interest so offered, TDS is required to negotiate with us concerning the terms and conditions of the transaction, including the price and the method of payment. If we are unable to agree with TDS on the terms and conditions of the transaction during a 60-day negotiation period, TDS would thereafter be under no obligation to offer the interest to us, except if TDS proposed to sell the interest within a year after the end of the negotiation period at a price equal to or lower than our highest written offer during the negotiation period. In such case, we would have the right to purchase the interest at that price.

Corporate Opportunity Arrangements.  Our restated certificate of incorporation, as amended, provides that, so long as at least 500,000 Series A Common Shares are outstanding, we may not, without the written consent of TDS, engage in any non-cellular activities. We have been informed that TDS intends to give its consent to the acquisition of any non-cellular interest that is incidental to the acquisition of a cellular interest. However, TDS could impose conditions on any such consent, including a requirement that we resell any non-cellular interest to TDS or that we give TDS the right of first refusal with respect to such sale.

Our restated certificate of incorporation, as amended, also restricts the circumstances under which we are entitled to claim that an opportunity, transaction, agreement or other arrangement to which TDS, or any person in which TDS has or acquires a financial interest, is or should be our property. In general, so long as at least 500,000 Series A Common Shares are outstanding, we will not be entitled to any such “corporate opportunity” unless it relates solely to the construction of, the ownership of interests in, and/or the management of, cellular telephone systems, and then only if such corporate opportunity did not arise in any way as a result of the rights otherwise retained by TDS. Our restated certificate of incorporation allows us to pursue future opportunities to provide cellular service and design, consulting, engineering and construction management services for cellular telecommunications systems located outside the United States.

Tax Allocation Agreement

We have entered into a tax allocation agreement with TDS under which we have agreed to join in filing consolidated Federal income tax returns with the TDS affiliated group unless TDS requests otherwise. Pursuant to such agreement, TDS files Federal income tax returns and pays Federal income taxes for all members of the TDS consolidated group, including U.S. Cellular and its subsidiaries. U.S. Cellular and its subsidiaries pay TDS for Federal taxes based on the amount they would pay if they were filing a separate return as their own affiliated group and were not included in the TDS group. These payments are based on the average tax rate (excluding the effect of tax credits) of the TDS affiliated group. Any deficiency in tax thereafter proposed by the IRS for any consolidated return year that involves income, deductions or credits of U.S. Cellular or its subsidiaries, and any claim for refund of tax for any consolidated return year that involves such items, will be contested or prosecuted at the sole discretion of TDS and at our expense. To the extent that any deficiency in tax or refund of tax is finally determined to be attributable to the income, deductions or credits of U.S. Cellular, such deficiency or refund will be payable by or to us. Under the tax allocation agreement, U.S. Cellular paid $49.7 million to TDS for federal income taxes in 2005.

If we cease to be a member of the TDS affiliated group, and for a subsequent year U.S. Cellular and its subsidiaries are required to pay a greater amount of Federal income tax than they would have paid if they had not been members of the TDS group after June 30, 1987, TDS will reimburse us for the excess amount of tax, without interest. In determining the amount of reimbursement, any profits or losses from new business activities acquired by us or our subsidiaries after we leave the TDS group will be disregarded. No reimbursement will be required if at any time in the future U.S. Cellular becomes a member of another affiliated group in which U.S. Cellular is not the common parent or fewer than 500,000 Series A Common Shares are outstanding. In addition, reimbursement will not be required on account of the income of any subsidiary of U.S. Cellular if more than 50% of the voting power of such subsidiary is held by a person or group other than a person or group owning more than 50% of the voting power of TDS.

Rules similar to those described above will be applied to any state or local franchise or income tax liabilities to which TDS and U.S. Cellular and its subsidiaries are subject and which are required to be determined on a unitary, combined or consolidated basis. Under such rules, U.S. Cellular paid a net amount of $0.5 million to TDS for such taxes in 2005.

Cash Management Agreement

From time to time we deposit our excess cash with TDS for investment under TDS’s cash management program pursuant to the terms of a cash management agreement. Such deposits are available to us on demand and bear interest each month at the 30-day commercial paper rate reported in The Wall Street Journal on the last business day of the preceding month plus 1/4%, or such higher rate as TDS may in its discretion offer on such demand deposits. We may elect to place funds for a longer period than on demand in which event, if such funds are placed with TDS, they will bear interest at the commercial paper rate for investments of similar maturity plus 1/4%, or at such higher rate as TDS may in its discretion offer on such investments.

Intercompany Agreement

In order to provide for certain transactions and relationships between the parties, U.S. Cellular and TDS have agreed under an intercompany agreement, among other things, as follows:

Services.  U.S. Cellular and TDS make available to each other from time to time services relating to operations, marketing, human resources, accounting, customer services, customer billing, finance, and general administration, among others. Unless otherwise provided by written agreement, services provided by TDS or any of its subsidiaries are charged and paid for in conformity with the customary practices of TDS for charging TDS’s non-telephone company subsidiaries. Payments by us to TDS for such services totaled $77.9 million in 2005. For services provided to TDS, we receive payment for the salaries of our employees and agents assigned to render such services (plus 40% of the cost of such salaries in respect of overhead) for the time spent rendering such services, plus out-of-pocket expenses. Payments by TDS to us for such services were nominal in 2005.

Equipment and Materials.  We purchase materials and equipment from TDS and its subsidiaries on the same basis as materials and equipment are purchased by any TDS affiliate from another TDS affiliate. Purchases by us from TDS affiliates totaled $9.1 million in 2005.

Accountants and Legal Counsel.  We have agreed to engage the firm of independent registered public accountants selected by TDS for purposes of auditing our financial statements, including the financial statements of our direct and indirect subsidiaries, and providing certain other services. We have also agreed that, in any case where legal counsel is to be engaged to represent the parties for any purpose, TDS has the right to select the counsel to be engaged, which may be the same counsel selected to represent TDS unless such counsel deems there to be a conflict. If we use the same counsel as TDS, each of us and TDS is responsible for the portion of the fees and expenses of such counsel determined by such counsel to be allocable to each.

Indemnification.  We have agreed to indemnify TDS against certain losses, claims, damages or liabilities, including those arising out of: (1) the conduct of our business (except where the loss, claim, damage or liability arises principally from TDS’s gross negligence or willful misconduct); and (2) any inaccurate representation or breach of warranty under the Intercompany Agreement. TDS will similarly indemnify us with respect to: (1) the conduct by TDS of its non-cellular businesses before July 1, 1987 (except where the loss, claim, damage or liability arises principally from U.S. Cellular’s gross negligence or willful misconduct); and (2) any inaccurate representation or breach of warranty under the Intercompany Agreement.

Disposal of Company Securities.  TDS will not dispose of any of our securities held by it if such disposition would result in the loss of any license or other authorization held by us and such loss would have a material adverse effect on us.

Transfer of Assets.  Without the prior written consent of TDS, we may not transfer (by sale, merger or otherwise) more than 15% of our consolidated assets unless the transferee agrees to become subject to the Intercompany Agreement.

Registration Rights Agreement; Other Sales of Common Shares

Under a registration rights agreement, we have agreed, upon the request of TDS, to file one or more registration statements under the Securities Act of 1933 or take other appropriate action under the laws of foreign jurisdictions in order to permit TDS to offer and sell, domestically or abroad, any of our debt or equity securities that TDS may hold at any time. TDS will pay all costs relating thereto and any underwriting discounts and commissions relating to any such offering, except that we will pay the fees of any counsel, accountants, trustees, transfer agents or other agents retained by U.S. Cellular in connection therewith. TDS has the right to select the counsel we retain to assist it to fulfill any of its obligations under the registration rights agreement.

There is no limitation on the number or frequency of the occasions on which TDS may exercise its registration rights, except that we will not be required to comply with any registration request unless, in the case of a class of equity securities, the request involves at least the lesser of 1,000,000 shares or 1% of the total number of shares of such class then outstanding, or, in the case of a class of debt securities, the principal amount of debt securities covered by the request is at least $5,000,000. We have also granted TDS the right to include its securities in certain registration statements covering offerings by us and will pay all costs of such offerings other than incremental costs attributable to the inclusion of our securities owned by TDS in such registration statements.

We will indemnify TDS and its officers, directors and controlling persons against certain liabilities arising under the laws of any country in respect of any registration or other offering covered by the registration rights agreement. We have the right to require TDS to delay any exercise by TDS of its rights to require registration and other actions for a period of up to 90 days if, in our judgment, any offering by us then being conducted or about to be conducted would be materially adversely affected. TDS has further agreed that it will not include any of our securities in any registration statement filed by us which, in the judgment of the managing underwriters, would materially adversely affect any offering by us. The rights of TDS under the registration rights agreement are transferable to non-affiliates of TDS.

Insurance Cost Sharing Agreement

Pursuant to an insurance cost sharing agreement, we and our officers, directors and employees are afforded coverage under certain insurance policies purchased by TDS. A portion of the premiums payable under each such policy is allocated by TDS to us on the same basis as premiums were allocated before the insurance cost sharing agreement was entered into, if the policies are the same as or similar to the policies in effect before the insurance cost sharing agreement was entered into, or on such other reasonable basis as TDS may select from time to time. If TDS decides to change the allocation of premiums at any time, TDS will consult with us before the change is made, but the decision as to whether to make the change will be in the reasonable discretion of TDS. We believe that the amounts payable by us under the insurance cost sharing agreement are generally more favorable than the premiums we would pay if we were to obtain coverage under separate policies. Payments made by U.S. Cellular to TDS under the Insurance Cost Sharing Agreement totaled $8.4 million in 2005.

Employee Benefit Plans Agreement

Under an employee benefit plans agreement, our employees participate in the TDS tax-deferred savings plan. We reimburse TDS for the costs associated with such participation. In addition, we have agreed to reimburse TDS for certain costs incurred by TDS in connection with the issuance of stock under the TDS employee stock purchase plans to our employees. Payments made by U.S. Cellular to TDS under the Employee Benefit Plans Agreement totaled $0.7 million in 2005.

Intercompany Credit Agreement

On November 9, 2005, TDS, as Lender, entered into an Intercompany Revolving Credit Agreement (“Intercompany Credit Agreement”) with U.S. Cellular, as Borrower.  This Intercompany Credit Agreement was entered into to provide U.S. Cellular with a senior revolving credit facility for general corporate purposes, including capital expenditures and working capital.  Amounts could be borrowed, repaid and reborrowed from time to time under the Intercompany Credit Agreement until such facility matured.  The maximum amount of borrowings permitted at any point in time under the facility was $105 million and the maturity date was December 23, 2005.  As a result of U.S. Cellular’s determination to restate financial statements for certain prior periods, U.S. Cellular’s $700 million revolving credit facility (“Revolving Credit Facility”) was in default and U.S. Cellular was unable to make borrowings thereunder until it obtained waivers from the lenders.  Accordingly, TDS and U.S. Cellular entered into the Intercompany Credit Agreement to permit U.S. Cellular to borrow funds from TDS temporarily until it received such waivers.  Such waivers were received on December 23, 2005 and the Intercompany Credit Agreement terminated according to its terms and all borrowings and accrued interest were repaid in full on December 23, 2005.

U.S. Cellular believes that the Intercompany Credit Agreement included representations and warranties and events of default that are usual and customary for senior facilities of this type. U.S. Cellular also believes that the Intercompany Credit Agreement contained other terms and conditions that are usual and customary for senior credit facilities of this type. The Intercompany Credit Agreement included limitations on U.S. Cellular and its subsidiaries with respect to liens, indebtedness, sales of assets, consolidations and mergers that are similar to those contained in U.S. Cellular’s $700 million revolving credit facility with unrelated lenders. The Intercompany Credit Agreement did not have any financial covenants.

U.S. Cellular’s Board of Directors unanimously approved the terms and conditions of the Intercompany Credit Agreement and determined that such terms and conditions were fair to U.S. Cellular and all of its shareholders.

The pricing terms of the Intercompany Credit Agreement were the same as those under the Revolving Credit Facility.  Borrowings bore interest at LIBOR plus a contractual spread based on U.S. Cellular’s credit rating.  As of November 9, 2005, U.S. Cellular’s borrowing rate for a seven-day loan was 4.52% based on the seven day LIBOR rate of 4.07% and a contractual spread of 45 basis points.

Other Arrangements

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular, TDS and their subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS and U.S. Cellular, the non-executive Chairman of the Board and member of the board of directors of TDS and a director of U.S. Cellular; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and Assistant Secretary of U.S. Cellular and certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to U.S. Cellular, TDS or their subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2005 regarding U.S. Cellular Common Shares that may be issued under equity compensation plans currently maintained by U.S. Cellular.

Plan Category	(a) Number of securities to be issued upon the exercise of outstanding options and rights	(b) Weighted-average exercise price of outstanding options and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	3,056,678	$38.14	2,571,477
Equity compensation plans not approved by security holders(2)	—	—	4,953
TOTAL	3,056,678	$38.14	2,576,430

(1)     This includes the following plans that have been approved by U.S. Cellular shareholders:

Plan	Number of securities to be issued upon the exercise of outstanding options and rights	Number of securities remaining available for future issuance (excluding securities reflected in prior column)
2003 Employee Stock Purchase Plan	—	109,794
2005 Long-Term Incentive Plan	3,056,678	2,461,683
TOTAL	3,056,678	2,571,477

See Note 16—Common Shareholders’ Equity, in the notes to the consolidated financial statements included in our 2005 Annual Report to Shareholders for certain information about these plans, which is incorporated by reference herein.

(2)     This includes the following plans that have not been approved by U.S. Cellular shareholders:

Plan	Number of securities to be issued upon the exercise of outstanding options and rights	Number of securities remaining available for future issuance (excluding securities reflected in prior column)
Compensation Plan for Non-Employee Directors	—	4,953

The material terms of the Compensation Plan for Non-Employee Directors are set forth above under “Compensation of Directors” and are incorporated by reference herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On May 31, 2006, there were outstanding 54,197,834 Common Shares, par value $1.00 per share (excluding 847,851 shares held by U.S. Cellular and 22,534 shares held by a subsidiary), and 33,005,877 Series A Common Shares, par value $1.00 per share, representing a total of 87,203,711 shares of common stock. As of May 31, 2006 no shares of our Preferred Stock, par value $1.00 per share, were outstanding. Holders of outstanding Common Shares are entitled to elect 25% of the directors (rounded up to the nearest whole number) and are entitled to one vote for each Common Share held in such holder’s name with respect to all matters on which the holders of Common Shares are entitled to vote at the annual meeting. The holder of Series A Common Shares is entitled to elect 75% of the directors (rounded down to the nearest whole number) and is entitled to ten votes for each Series A Common Share held in such holder’s name with respect to all other matters on which the holder of Series A Common Shares is entitled to vote. Accordingly, the voting power of the Series A Common Shares with respect to matters other than the election of directors was 330,058,770 votes, and the total voting power of all outstanding shares of capital stock was 384,256,604 as of May 31, 2006.

Security Ownership of U.S. Cellular by Certain Beneficial Owners

The following table sets forth, as of May 31, 2006, or the latest practicable date, information regarding the person(s) who beneficially own more than 5% of any class of our voting securities.

Shareholder’s Name and Address	Title of Class or Series	Shares of Class or Series Owned(1)	Percent of Class or Series		Percent of Shares of Common Stock		Percent of Voting Power(2)
Telephone and Data Systems, Inc. 30 North LaSalle Street Chicago, Illinois 60602	Common Shares Series A Common Shares	37,782,826 33,005,877	69.7 100.0	% %	43.3 37.8	% %	9.8 85.9	% %

Gabelli Funds, LLC(4) One Corporate Center Rye, New York 10580	Common Shares	3,378,012	6.2%		3.9%		0.9%

(1)     The nature of beneficial ownership is sole voting and investment power unless otherwise specified.

(2)     Represents voting power in matters other than the election of directors.

(3)     The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

(4)     Based on the most recent Schedule 13D filed with the SEC. Includes shares held by the following affiliates: Gabelli Funds, LLC—527,300 Common Shares; GAMCO Investors, Inc.—2,837,712 Common Shares; MJG Associates, Inc.—10,000 Common Shares; Gabelli Foundation, Inc. —1,000; and Gabelli Securities, Inc.—2,000 Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 3,378,012 Common Shares and has reported sole voting power with respect to 3,098,912 Common Shares.

Security Ownership of U.S. Cellular by Management

Several of our officers and directors indirectly hold substantial ownership interests in U.S. Cellular by virtue of their ownership of the capital stock of TDS. See “Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular” below. In addition, the following executive officers and directors and all officers and directors as a group beneficially owned the following number of our Common Shares as of May 31, 2006 or the latest practicable date:

Name of Individual or Number of Persons in Group	Title of Class or Series	Amount and Nature of Beneficial Ownership(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
LeRoy T. Carlson	Common Shares	1,243	*	*	*
LeRoy T. Carlson, Jr.	Common Shares	—	—	—	—
John E. Rooney(3)(8)	Common Shares	313,912	*	*	*
Walter C.D. Carlson	Common Shares	3,856	*	*	*
Sandra L. Helton	Common Shares	—	—	—	—
Kenneth R. Meyers(4)(8)	Common Shares	187,750	*	*	*
J. Samuel Crowley	Common Shares	—	—	—	—
Ronald E. Daly	Common Shares	396	*	*	*
Paul-Henri Denuit	Common Shares	—	—	—	—
Harry J. Harczak, Jr.	Common Shares	795	*	*	*
Jay M. Ellison(5)	Common Shares	83,308	*	*	*
Michael S. Irizarry(6)	Common Shares	45,601	*	*	*
All directors and executive officers as a group (14 persons)(7)(8)	Common Shares	655,908	1.2%	*	*

*       Less than 1%.

(1)     The nature of beneficial ownership is sole voting and investment power unless otherwise specified.

(2)     Represents voting power in matters other than the election of directors.

(3)     Includes 231,750 Common Shares subject to options which are currently exercisable or exercisable within 60 days.

(4)     Includes 144,793 Common Shares subject to options which are currently exercisable or exercisable within 60 days. Also includes 1,000 Common Shares which are held by a trust for which Mr. Meyers is a trustee. Mr. Meyers disclaims beneficial ownership of such shares.

(5)     Includes 61,745  Common Shares subject to options which are currently exercisable or exercisable within 60 days.

(6)     Includes 37,667 Common shares subject to options which are currently exercisable or exercisable within 60 days.

(7)     Includes 494,901 Common Shares subject to options which are currently exercisable or exercisable within 60 days.

(8)     Includes shares as to which voting and/or investment power is shared.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder require our directors and officers, and persons who are deemed to own more than ten percent of our Common Shares, to file certain reports with the SEC with respect to their beneficial ownership of our Common Shares. The reporting persons are also required to furnish us with copies of all such reports they file.

Based on a review of copies of such reports furnished to us by such reporting persons and written representations by our directors and officers, we believe that all filing requirements under Section 16 of the Securities Exchange Act applicable to such reporting persons during and with respect to 2005 were complied with on a timely basis, with the exception of the following:

Due to an administrative error in communication on the part of U.S. Cellular personnel, John E. Rooney filed a report on May 3, 2006 to report three gifts of U.S. Cellular Common Shares that should have been reported by February 14, 2006.

Description of TDS Securities

The authorized capital stock of TDS includes Common Shares, $.01 par value (the “TDS Common Shares”), Special Common Shares $.01 par value (the “TDS Special Common Shares”) Series A Common Shares, $.01 par value, (the “TDS Series A Shares”) and Preferred Shares, $.01 par value (the “TDS Preferred Shares”). As of May 31, 2006, 51,431,735 TDS Common Shares (excluding 5,070,834 TDS Common Shares held by TDS and 484,012 TDS Common Shares held by a subsidiary of TDS), 57,782,076 TDS Special Common Shares (excluding 5,104,832 TDS Special Common Shares held by TDS and 484,012 TDS Special Common Shares held by a subsidiary of TDS), 6,446,079 TDS Series A Shares (representing a total of 115,659,890 shares of common stock) and 38,627 TDS Preferred Shares were outstanding.

The TDS Series A Shares have ten votes per share, and TDS Common Shares and TDS Preferred Shares have one vote per share, for total voting power of 115,931,152 votes at May 31, 2006. The holders of TDS Series A Shares, TDS Common Shares and TDS Preferred Shares vote as a single group, except with respect to matters as to which the Delaware General Corporation Law grants class voting rights and with respect to the election of directors.  Each of the outstanding TDS Special Common Shares is entitled to one vote per share in the election of certain directors of TDS.  Other than the election of directors, the TDS Special Common Shares will have no votes except as otherwise required by law.  Accordingly, the voting power of TDS Special Common Shares was 57,782,076 with respect to the election of 25% of the directors of TDS, rounded up to the nearest whole number, plus one director.

With respect to the election of directors, the holders of TDS Common Shares and TDS Special Common Shares are entitled to elect 25% of the directors of TDS, rounded up to the nearest whole number, plus one director, and the holders of TDS Series A Shares and TDS Preferred Shares, voting as a group, are entitled to elect the remaining members of the board of directors of TDS.

Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular

The following table sets forth the number of TDS Common Shares, TDS Special Common Shares and TDS Series A Shares beneficially owned by each director of U.S. Cellular, by each executive officer named in the Summary Compensation Table and by all directors and executive officers of U.S. Cellular as a group as of May 31, 2006 or the latest practicable date.

Name of Individual or Number of Persons in Group	Title of Class or Series	Amount and Nature of Beneficial Ownership(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, M.D., and Prudence E. Carlson(3)	TDS Special Common Shares	6,073,410	10.5%	5.3%	—
	TDS Series A Shares	6,085,696	94.4%	5.3%	52.5%

LeRoy T. Carlson(4)(7)	TDS Common Shares	290,666	*	*	*
	TDS Special Common Shares	342,701	*	*	—
	TDS Series A Shares	53,055	*	*	*

LeRoy T. Carlson, Jr.(5)(7)	TDS Common Shares	589,986	1.1%	*	*
	TDS Special Common Shares	604,287	1.0%	*	—
	TDS Series A Shares	17,908	*	*	*

Walter C.D. Carlson(6)	TDS Common Shares	5,826	*	*	*
	TDS Special Common Shares	5,118	*	*	—
	TDS Series A Shares	879	*	*	*

Sandra L. Helton(7)	TDS Common Shares	224,994	*	*	*
	TDS Special Common Shares	224,995	*	*	—

John E. Rooney	TDS Common Shares	1,812	*	*	*
	TDS Special Common Shares	1,304	*	*	—

Kenneth R. Meyers	TDS Common Shares	2,358	*	*	*
	TDS Special Common Shares	2,121	*	*	—
J. Samuel Crowley	—	—	—	—	—
Ronald E. Daly	—	—	—	—	—
Paul-Henri Denuit	—	—	—	—	—
Harry J. Harczak, Jr.	—	—	—	—	—
Jay M. Ellison	TDS Common Shares	145	*	*	*
	TDS Special Common Shares	145	*	*	—
Michael S. Irizarry	—	—	—	—	—

All directors and executive officers as a group (14 persons)(7)	TDS Common Shares	1,115,787	2.2%	*	*
	TDS Special Common Shares	7,257,081	12.6%	6.3%	—
	TDS Series A Shares	6,157,538	95.5%	5.3%	53.1%

*       Less than 1%

(1)     The nature of beneficial ownership is sole voting and investment power, unless otherwise specified.

(2)     Represents voting power in matters other than the election of directors.

(3)     The shares of TDS listed are held by the persons named as trustees under a voting trust which expires June 30, 2035, created to facilitate long-standing relationships among the trust certificate holders. Under the terms of the voting trust, the trustees hold and vote the TDS Series A Common Shares and the TDS Special Common Shares of TDS held in the trust. If the voting trust were terminated, the following individuals, directly or indirectly, would each be deemed to own beneficially over 5% of the outstanding TDS Series A Common Shares: LeRoy T. Carlson, Jr., Catherine Mouly (wife of LeRoy T. Carlson, Jr.), Walter C.D. Carlson, Prudence E. Carlson, Richard Beckett (husband of Prudence E. Carlson), and Letitia G. Carlson, M.D.

(4)     Includes 52,694 TDS Special Common Shares and 53,055 TDS Series A Common Shares held by Mr. Carlson’s wife. Mr. Carlson disclaims beneficial ownership of such shares. Does not include 29,147 TDS Special Common Shares and 32,945 TDS Series A Common Shares held for the benefit of LeRoy T. Carlson or 187,554 TDS

Special Common and 188,623 TDS Series A Common Shares held for the benefit of Mr. Carlson’s wife (an aggregate of 216,701 TDS Special Common Shares, or 0.4% of class or 221,568 TDS Series A Common Shares, or 3.4% of class) in the voting trust described in footnote (3). Beneficial ownership is disclaimed as to TDS Series A Common Shares held for the benefit of his wife.

(5)     Includes 1,156 TDS Common Shares, 6,434 TDS Special Common Shares and 5,275 TDS Series A Common Shares held by Mr. Carlson’s wife outside the voting trust.  Does not include 1,811,787 TDS Special Common Shares (3.1% of class) held in the voting trust described in footnote (3), of which 173,065 shares are held for the benefit of LeRoy T. Carlson, Jr. and 1,545,851 shares are held by family partnerships, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 92,871 TDS Special Common Shares held for the benefit of his wife, his children and others in such voting trust.

Does not include 1,816,776 TDS Series A Common Shares (28.2% of class) held in the voting trust described in footnote (3), of which 174,954 shares are held for the benefit of LeRoy T. Carlson, Jr. and 1,548,987 shares are held by family partnerships, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 92,835 TDS Series A Common Shares held for the benefit of his wife, his children and others in such voting trust.

(6)     Does not include 1,891,795 TDS Special Common Shares (3.3% of class) held in the voting trust described in footnote (3), of which shares 1,093,813 are held for the benefit of Walter C.D. Carlson and 683,158 shares are held by a family partnership, of which Mr. Carlson is a general partner.  Beneficial ownership is disclaimed with respect to an aggregate of 114,824 TDS Special Common Shares held for the benefit of his wife and children in such voting trust.

Does not include 1,897,945 TDS Series A Common Shares (29.4% of class) held in the voting trust described in footnote (3), of which shares 1,096,867 are held for the benefit of Walter C.D. Carlson and 686,295 shares are held by a family partnership, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 114,783  TDS Series A Common Shares held for the benefit of his wife and children in such voting trust.

(7)     Includes the following number of tandem TDS Common Shares and TDS Special Common Shares that may be purchased pursuant to stock options and/or stock appreciation rights which are currently exercisable or exercisable on May 31, 2006 or within 60 days thereof:  Mr. LeRoy T. Carlson, 255,413 shares; Mr. LeRoy T. Carlson, Jr., 565,269 shares; and Sandra L. Helton, 224,763 shares.

Security Ownership of TDS by Certain Beneficial Owners

In addition to the persons listed under “Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular,” the following table sets forth, as of May 31, 2006, or the latest practicable date, information regarding the persons who own beneficially more than 5% of any class of the voting securities of TDS. The nature of beneficial ownership in this table is sole voting and investment power, except as otherwise set forth in the footnotes.

Shareholder’s Name and Address	Title of Class or Series	Shares of Class or Series Owned	Percent of Class	Percent of Shares of Common Stock	Percent of Voting Power(1)
Southeastern Asset Management, Inc.(2)(3) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	TDS Common Shares	4,744,900	9.2%	4.1%	4.1%
	TDS Special Common Shares	17,293,537	29.9%	15.0%	—

Capital Research and Management Company(4)(5) 333 South Hope Street Los Angeles, CA 90071	TDS Common Shares	6,704,200	13.0%	5.8%	5.8%
	TDS Special Common Shares	7,074,200	12.2%	6.1%	—

Gabelli Funds, LLC(6)(7) One Corporate Center Rye, New York 10580	TDS Common Shares	4,321,781	8.4%	3.7%	3.7%
	TDS Special Common Shares	3,466,470	6.0%	3.0%	—

Wallace R. Weitz & Company(8) 1125 South 103rd Street, Suite 600 Omaha, Nebraska 68124-6008	TDS Common Shares	2,446,300	4.8%	2.1%	2.1%
	TDS Special Common Shares	3,811,000	6.6%	3.3%	—

Bennet Miller Lafayette, Indiana 47905(9)	TDS Preferred Shares	30,000	77.7%	N/A	*

*       Less than 1%

(1)     Represents voting power in matters other than the election of directors.

(2)     Based on a Schedule 13D (Amendment No. 10) filed with the SEC, Southeastern Asset Management reports that it has sole power to vote or direct the vote of 2,690,300 TDS Common Shares and shared power to vote 1,530,800 TDS Common Shares. Southeastern Asset Management reports that it has sole power to dispose or to direct the disposition of 3,208,100 TDS Common Shares and shared power to dispose or direct the disposition of 1,530,800 TDS Common Shares, and no power of disposition with respect to 6,000 TDS Common Shares.

(3)     Based on a Schedule 13D (Amendment No. 8) filed with the SEC, Southeastern Asset Management reports that it has sole power to vote or direct the vote of 9,108,000 TDS Special Common Shares and shared power to vote 5,666,200 TDS Special Common Shares. Southeastern Asset Management reports that it has sole power to dispose or to direct the disposition of 11,621,337 TDS Special Common Shares and shared power to dispose or direct the disposition of 5,666,200 TDS Special Common Shares, and no power of disposition with respect to 6,000 TDS Common Shares.

(4)     Based on a Schedule 13G (Amendment No. 2) filed with the SEC on February 10, 2006. In such Schedule 13G, Capital Research and Management Company reports no sole or shared voting power and reports sole power to dispose or to direct the disposition of 6,704,200 TDS Common Shares.

(5)     Based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 10, 2006. In such Schedule 13G, Capital Research and Management Company reports no sole or shared voting power and reports sole power to dispose or to direct the disposition of 7,074,200 TDS Special Common Shares.

(6)     Based upon a Schedule 13D (Amendment No. 11) filed with the SEC. Includes TDS Common Shares held by the following affiliates: GAMCO Investors, Inc.—2,705,502 TDS Common Shares; Gabelli Funds, LLC—1,608,779 TDS Common Shares; Gabelli Group Capital Partners, Inc.—4,000 TDS Common Shares; Mario J. Gabelli—2,500 TDS Common Shares; and Gabelli Securities, Inc.—1,000 TDS Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 4,321,781 TDS Common Shares and has reported sole voting power with respect to 4,117,781 TDS Common Shares.

(7)     Based upon a Schedule 13D (Amendment No. 1)  filed with the SEC. Includes TDS Special Common Shares held by the following affiliates: GAMCO Investors, Inc.— 2,132,170 TDS Special Common Shares; Gabelli Funds, LLC—1,299,800 TDS Special Common Shares; GGCP, Inc.—4,000 TDS Special Common Shares; Mario J. Gabelli—2,500 TDS Special Common Shares; and Gabelli Securities, Inc.—28,000 TDS Special Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 3,466,470 TDS Common Shares and has reported sole voting power with respect to 3,301,470 TDS Common Shares.

(8)     Based on the most recent Schedule 13G (Amendment No. 4) filed with the SEC, Wallace R. Weitz & Company reports that it has sole or shared power to vote or direct the vote of 3,780,200 TDS Special Common Shares and sole or shared power to dispose or to direct the disposition of 3,811,000 TDS Special Common Shares.

(9)     Represents TDS Series TT Preferred Shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See “Executive Compensation—Compensation Committee Interlocks and Insider Participation.”